EXHIBIT 21.1

Direct Subsidiaries of Ariel Way, Inc.

Subsidiary	Jurisdiction of Incorporation
dbsXmedia, Inc. (60% owned)	Delaware
Ariel Way Media, Inc.	Delaware
Ariel Way Media, Ltd.	United Kingdom
Enfotec, Inc.	Delaware

Direct Subsidiaries of dbsXmedia, Inc.

Subsidiary	Jurisdiction of Incorporation
dbsXmedia, Ltd.	United Kingdom